SECURITIES AND EXCHANGE COMMISSION

02019311

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

RECEIVED MAY 21 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 165

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abel-Behnke Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1188 Bishop Street, Suite 911
(No. and Street)

Honolulu (City) HI (State) 96813 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Behnke (808) 536-2341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David E. Latham, C.P.A.
(Name – *if individual, state last, first, middle name*)

735 Bishop Street, Suite 432, Honolulu, HI 96813-4820
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 10 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Richard Behnke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abel-Behnke Corporation, as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

JEANNE E. DIXON NOTARY PUBLIC STATE OF HAWAII

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- NA (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- NA (m) A copy of the SIPC Supplemental Report.
- NA (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABEL-BEHNKE CORPORATION

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

YEAR ENDED MARCH 31, 2002
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Contents

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Abel-Behnke Corporation
Honolulu, Hawaii

I have audited the accompanying Statement of Financial Condition of Abel-Behnke Corporation as of March 31, 2002, and the related Statements of Operations, changes in Stockholder's Equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abel-Behnke Corporation as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 7, 2002
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SUITE 432
GROSVENOR CENTER - DILLINGHAM BLD. • 735 BISHOP STREET • [redacted] • HONOLULU, HAWAII 96813 • PHONE (808) 521-5064 • FAX 521-5065
E-MAIL: davidlathamcpa@compuserve.com

ABEL-BEHNKE CORPORATION

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

Current assets:			
Cash		$	2,178
Certificates of deposit			19,483
Securities and gold coins, at market value			363,616
Income tax refund receivable			4,287
Receivable from broker-dealers			1,745
Total current assets			391,309
Property and equipment: Net of accumulated depreciation of $ 29,186			7,340
Other assets:			
Cash in reserve bank account	2,470		
Advances to affiliated companies	1,923		4,393
		$	**403,042**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	31,657
Payable to shareholder		45,149
Total current liabilities		76,806
Stockholder's equity:		
Common stock, $30 par value; 100 shares authorized; issued and outstanding		3,000
Additional paid-in capital		138,067
Retained earnings		185,169
Total stockholder's equity		326,236
Total liabilities and stockholder's equity	**$**	**403,042**

See Notes to Financial Statements

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ABEL-BEHNKE CORPORATION

STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2002

Revenues:		
Commissions	$	95,709
Capital gains and losses and changes in value of inventory		148,447
Interest		1,657
Dividends		980
	$	246,793
Expenses:		
Commissions and other employee compensation and benefits	$	109,310
Office rent		6,311
Interest		206
Depreciation		13,840
Other operating expenses		55,828
		185,495
Net income before provision for income taxes		61,298
Provision for income taxes		12,728
Net income	**$**	**48,570**

See Notes to Financial Statements

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ABEL-BEHNKE CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2002

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Stock-holders' Equity
Balance at April 1, 2001	$ 3,000	$ 138,067	136,599	$ 277,666
Net income			48,570	$ 48,570
Balance at March 31, 2002	$ 3,000	$ 138,067	$ 185,169	$ 326,236

See Notes To Financial Statements

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ABEL-BEHNKE CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS YEAR ENDED MARCH 31, 2002

Balance, March 31, 2001	$ - 0 -
Balance, March 31, 2002	$ - 0 -

See Notes To Financial Statements

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ABEL-BEHNKE CORPORATION

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2002

Cash flows from operating activities:		
Net Income	$	48,570
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation		13,840
Change in operating assets and liabilities:		
Receivable from broker-dealer		6,102
Decrease in reserve bank account		130
Income tax receivable		(772)
Increase in accounts payable and accrued liabilities		26,098
Net cash provided by operating activities	$	93,968
Cash flows used in investing activities:		
Decrease in certificates of deposit		7,063
Increase in securities		(75,086)
Purchase of equipment		(14,014)
Net cash used by investing activities	$	(82,037)
Cash flows used by financing activities:		
Increase in advances to shareholder		(18)
Decrease in advances from shareholder		(20,517)
Net cash used by financing activities	$	(20,535)
Net decrease in cash	$	(8,604)
Cash at April 1, 2001		10,782
Cash at March 31, 2002	$	2,178
Supplemental cash flow disclosure		
Income tax paid	$	13,900
Interest paid	$	206

See Notes To Financial Statements

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ABEL-BEHNKE CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2002

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1. Summary of Significant Accounting Policies.

Business activities:

The Company is engaged primarily in the brokerage, investment advisory, and venture capital business in the State of Hawaii.

Cash and cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of credit risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Estimates:

Management uses estimates and assumptions in preparing financial statements. Those estimated and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Property, equipment and depreciation:

Property and equipment are stated at cost.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from four to five years. Depreciation is provided under the modified accelerated cost recovery system (MACRS) and the direct write off method.

Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes.

Time of recording securities transactions:

Securities transactions and related commission revenue and expense are recorded on the settlement basis, which is generally set for three to seven days following the trade date.

Securities owned:

The Company records securities and gold owned at estimated fair market value.

2. Requirement Under Provisions of Securities Exchange Act of 1934.

The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, its minimum net capital requirement is $100,000.

3. Net Capital Requirements.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of $219,168, which was $119,168 in excess of its required net capital of $100,000. The Company's net capital ratio was .35 to 1.

4. Securities Owned.

The market value of securities owned at March 31, 2002, was as follows:

Gold coins		$ 21,350
GNMA		4,196
Equity securities		338,070
	Total	**$363,616**

5. Lease Commitments.

The Corporation leases space from R. B. Value Resources, Inc. on a month to month basis, paying lease rent and maintenance and property taxes. The sole shareholder of this Corporation is also a shareholder of R. B. Value Resources, Inc. Rent expense totaled $6,311 in fiscal 2002.

6. Related Party Transactions.

Related party transactions during fiscal 2002 were as follows:

1. The sole shareholder of the Corporation had cash advances totaling $18 during the year.

2. The Corporation leased office space from R. B. Resources, Inc. See Note 6.

3. The sole shareholder has advanced $45,149 to the Corporation.

ABEL-BEHNKE CORPORATION

SUPPLEMENTARY INFORMATION
MARCH 31, 2002

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total capital (from Statement of Financial Condition)	$	326,236
Less: Non-allowable assets		13,550
Net capital before haircuts on security positions	$	312,686
Haircuts on security positions		93,518
Net Capital	$	219,168
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	5,120
Minimum dollar net capital	$	100,000
Net capital requirements (greater of above amounts)	$	100,000
Excess net capital	$	119,168
Excess net capital @ 10000% (net capital -10% of AI)	$	211,487
Computation of aggragate indebtedness:		
Aggregate indebtedness	$	76,806
Aggregate indebtedness to net capital		35%

ABEL-BEHNKE CORPORATION

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 MARCH 31, 2002

Credit balance in customers' security accounts	$	- 0 -
Debit balance		- 0 -
Reserve computation:		
Excess of total debts over total credits		None
Required deposit		None

There is no material difference between the corporation's computation included in Part II of form X-17A-5 as of March 31, 2002, and the computation presented.

ABEL-BEHNKE CORPORATION

SUPPLEMENTARY INFORMATION

INFORMATION RELATING TO THE POSSESSION ON CONTROL REQUIREMENTS UNDER RULE 15c-3-3 MARCH 31, 2002

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The answer to Items 1 and 2 of this requirement is "none." The answer to item 3 is "yes."

ABEL-BEHNKE CORPORATION

SUPPLEMENTARY INFORMATION

RECONCILIATION OF COMPUTATION OF NET CAPITAL
MARCH 31, 2002

Net capital per respondent's most recent X-17A-5, Part II	$	219,168
Adjustments: None		0
Net capital per audited financial statements	$	**219,168**

See Notes to Financial Statements

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